INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2010

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Interim Consolidated Balance Sheets
(Unaudited - Expressed in thousands of Canadian Dollars)

	March 31	December 31
	2010	2009
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$195,384	$35,082
Restricted cash (note 10)	1,539	3,153
Marketable securities and investments (note 5)	11,099	11,856
Accounts receivable	15,420	12,505
Future income taxes receivable	1,748	–
Inventory (note 6)	19,883	21,792
Prepaid expenses	1,351	2,112
Advances for equipment (note 14(a))	840	1,119
Current portion of promissory note	1,854	4,697
	249,118	92,316

Advances for equipment (note 14(a))	1,726	2,122
Reclamation deposits	22,280	29,421
Promissory note	72,635	73,400
Mineral property interests, plant and equipment (note 7)	260,238	337,836
	$605,997	$535,095

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,881	$14,821
Amounts due to a related party (note 8)	264	13
Current portion of long-term credit facility (note 11)	–	21,896
Current portion of long-term loan obligations (note 9)	4,413	5,782
Current portion of deferred revenue	9,183	175
Current portion of royalty obligations (note 13)	1,854	11,208
Liability under derivative instruments (note 12)	10,871	18,935
Income taxes payable	32,002	370
Current portion of future income taxes	–	1,979
	78,468	75,179

Income taxes	32,699	32,299
Royalty obligations (note 13)	56,084	57,621
Deferred revenue	613	656
Long-term credit facility (note 11)	–	29,609
Long-term loan obligations (note 9)	11,598	16,916
Site closure and reclamation obligation	7,778	9,807
Future income taxes	30,305	16,315
	217,545	238,402

Shareholders' equity
Share capital	335,250	323,734
Tracking preferred shares	26,642	26,642
Contributed surplus	24,397	20,318
Accumulated other comprehensive income	4,291	4,576
Deficit	(2,128)	(78,577)
	388,452	296,693

Commitments (note 14)
Subsequent event (note 16)
	$605,997	$535,095

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Russell E. Hallbauer
Ronald W. Thiessen	Russell E. Hallbauer
Director	Director

TASEKO MINES LIMITED
Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended
	March 31, 2010	March 31, 2009

Revenue
Copper	$71,217	$37,780
Molybdenum	4,291	2,392
	75,508	40,172
Cost of sales	39,818	31,656
Depletion, depreciation and amortization	2,580	1,910
Operating profit	33,110	6,606

Expenses (income)
Accretion of reclamation obligation	256	234
Exploration	981	534
Foreign exchange loss (gain)	(590)	2,930
Gain on sale of marketable securities	(349)	–
General and administration	2,785	2,329
Interest accretion on convertible debt	–	566
Interest and other income	(1,630)	(2,184)
Interest expense	2,101	2,218
Loss on prepayment of credit facility (note 11)	834	–
Premium paid on the redemption of royalty obligation (note 13)	1,302	–
Realized loss on derivative instruments (note 12)	7,661	–
Stock-based compensation	5,454	657
	18,805	7,284

Earnings (loss) before other items	14,305	(678)

Other items
Gain on contribution to the joint venture (note 4)	97,382	–
Unrealized gain on derivative instruments (note 12)	7,491	–
Earnings before income taxes	119,178	–

Current income tax expense	32,425	3,943
Future income tax expense (recovery)	10,304	(8,129)

Net earnings for the period	$76,449	$3,508

Other comprehensive income (loss)
Unrealized loss on available-for-sale reclamation deposit	(79)	(659)
Unrealized gain on available-for-sale marketable securities	102	2,577
Reclassification of realized loss on sale of marketable securities	(349)	–
Tax effect	41	(389)
Other comprehensive income (loss)	$(285)	$1,529

Total comprehensive income	$76,164	$5,037

Earnings per share
Basic	$0.42	$0.02
Diluted	$0.40	$0.02

Weighted average number of common shares outstanding (expressed in thousands)
Basic	184,138	153,187
Diluted	190,164	160,698

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

		Three months ended		Year ended
		March 31, 2010		December 31, 2009
		(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the year	182,924,664	$323,734	153,187,116	$285,690
Share purchase options at $1.00 per share	248,500	249	893,750	894
Share purchase options at $1.15 per share	1,136,667	1,307	66,333	76
Share purchase options at $1.71 per share	–	–	33,666	58
Share purchase options at $1.90 per share	–	–	7,000	13
Share purchase options at $2.07 per share	20,000	41	50,000	103
Share purchase options at $2.18 per share	–	–	100,000	218
Share purchase options at $3.07 per share	35,000	107	11,000	34
Share purchase options at $4.03 per share	30,000	121	–	–
Fair value of stock options allocated to shares issued on exercise	–	1,375	–	2,108
Shares issued for the purchase of royalty interest (note 13)	1,556,355	7,813	–	–
Shares issued for donation	125,000	503	–	–
Equity financings at $1.45 per share, net of issue costs	–	–	19,490,084	26,817
Warrants exercised	–	–	9,085,715	7,723
Balance at end of the period	186,076,186	335,250	182,924,664	323,734

Equity component of convertible debt
Balance at beginning of the period		–		3,832
Repurchase of convertible bond		–		(3,832)
Balance at end of the period		–		–

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		20,318		14,561
Stock-based compensation		5,454		5,696
Repurchase of convertible bond		–		2,169
Fair value of stock options allocated to shares issued on exercise		(1,375)		(2,108)
Balance at end of the period		24,397		20,318

Accumulated other comprehensive income (loss)
Balance at beginning of the period		4,576		(6,680)
Unrealized gain (loss) on reclamation deposits		(79)		(1,040)
Unrealized gain (loss) on available-for-sale marketable securities		102		14,263
Reclassification of realized gain on sale of marketable securities		(349)		(188)
Tax effect		41		(1,779)
Balance at end of the period		4,291		4,576

Retained earnings (deficit)
Balance at beginning of the period		(78,577)		(89,138)
Net earnings for the period		76,449		10,561
Balance at end of the period		(2,128)		(78,577)

TOTAL SHAREHOLDERS' EQUITY		$388,452		$296,693

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended
	March 31, 2010	March 31, 2009

Operating activities
Net earnings for the period	$76,449	$3,512
Items not involving cash
Accretion of reclamation obligation	256	234
Depreciation, depletion and amortization	2,580	1,910
Unrealized foreign exchange loss (gain)	(1,760)	1,783
Future income taxes	10,304	(8,129)
Gain on contribution to the joint venture (note 4)	(97,382)	–
Gain on sale of marketable securities	(349)	–
Interest accretion on convertible debt	–	566
Interest accretion on long-term credit facility	211	–
Loss on prepayment of credit facility (note 11)	834	–
Non cash donation expense	503	–
Premium paid on the redemption of royalty obligation (note 13)	1,302	–
Site closure and reclamation expenditures	(7)	(136)
Stock-based compensation	5,454	657
Unrealized gain on derivative instruments	(7,491)	–
Changes in non-cash operating working capital
Accounts payable and accrued liabilities	5,060	(10,587)
Accounts receivable	(2,915)	(2,575)
Accrued interest expense on royalty obligation	(4,380)	(3,049)
Accrued interest income on promissory note	3,609	2,302
Amounts due to a related party	251	428
Deferred revenue	8,964	(44)
Income taxes payable	32,031	3,219
Inventory	(3,327)	377
Liability under derivative instruments	(573)	–
Prepaid expenses	377	(1,898)
Cash provided by (used for) operating activities	30,001	(11,430)

Investing activities
Accrued interest income on reclamation deposits	(268)	(1,022)
Advance payments for equipment	–	(3,663)
Funds released from restricted cash	1,614	4,400
Funds released from reclamation deposits	–	3,900
Proceeds from contribution to the joint venture (note 4)	186,811	–
Proceeds from sale of marketable securities	859	–
Purchase of property, plant and equipment	(8,399)	(4,604)
Cash provided by (used for) investing activities	180,617	(989)

Financing activities
Capital lease payments	(859)	(758)
Common shares issued for cash, net of issue costs	1,825	–
Principal repayment of loan obligations	(492)	–
Repayment of bank indebtedness	–	(5,737)
Repayment (proceeds) of long term credit facility (note 11)	(50,790)	36,252
Cash provided by (used for) financing activities	(50,316)	29,757

Increase in cash and equivalents	160,302	17,338
Cash and equivalents, beginning of period	35,082	4,587
Cash and equivalents, end of period	$195,384	$21,925

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. These consolidated financial statements also include the Company’s pro-rata share of its 75% interest in the Gibraltar Mine Joint Venture from its formation on March 31, 2010 (note 4).

All material intercompany accounts and transactions have been eliminated.

Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

(a) New Accounting Standards Adopted:

Effective January 1, 2010, the Company adopted the following accounting standard. This standard has been adopted on a prospective basis with no restatement to prior period financial statements.

CICA 3055 – “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(b) New Accounting Standards Not Yet Adopted:

i) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has already established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

ii) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581,

Business Combinations and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	GIBRALTAR JOINT VENTURE

On March 31, 2010 (the “Effective Date”), the Company signed a Joint Venture Formation Agreement (the “Agreement”) with Cariboo Copper Corp. (“Cariboo”) to establish an unincorporated joint venture, the Gibraltar Joint Venture (the “Joint Venture”), over the Gibraltar Mine in which the Company and Cariboo (the “Joint Venturers”) will hold 75% and 25% beneficial interest in the Joint Venture, respectively.

Under the Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar Mine with a deemed fair value of $747,245 to the Joint Venture at the Effective Date. Cariboo paid the Company $186,811 to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar Mine.

The assets and liabilities contributed by the Company into the Joint Venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations and site closure and reclamation obligations.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

As part of the Agreement, the Joint Venturers have votes equal to their interest in the Joint Venture. However, certain key strategic, operating, investing and financing policies of the Joint Venture require unanimous approval from the Joint Venturers such that neither of the Joint Venturers is in a position to exercise unilateral control over the Joint Venture. Guidance under CICA 3055 “Interests in Joint Ventures” has been followed and the Joint Venture has been proportionately consolidated as a jointly controlled asset in the Company’s interim consolidated financial statements as at March 31, 2010. Based on the principles of proportionate consolidation, the Company has a recognized gain on the contributions to the Joint Venture based on the 25% investment by Cariboo. This gain (25% - $97,382) has been recognized in the Company’s consolidated financial statements. The remaining 75% of the gain related to Company’s interest in the Joint Venture has been eliminated on proportionate consolidation of the Joint Venture balances. The following table presents a summary of the Company’s 75% pro-rata share of the assets and liabilities of the Joint Venture as at March 31, 2010.

As at March 31, 2010
Assets
Current assets	$17,701
Advances for equipment	1,188
Reclamation deposits	21,990
Mineral property interests, plant and equipment, net	251,197

Liabilities
Current liabilities	4,413
Long-term liabilities	11,598
Site closure and reclamation obligation	$7,778

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at March 31, 2010

		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$6,516	$4,583	$11,099

	As at December 31, 2009

		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$7,026	$4,830	$11,856

As at March 31, 2010, the Company held 5,162,326 (December 31, 2009 – 5,566,126) shares of Continental Mineral Corporation (“Continental”), a public company with certain directors in common with the Company.

6.	INVENTORY

	March 31, 2010	December 31, 2009
Copper concentrate	$7,640	$5,830
Ore in-process	1,203	1,897
Copper cathode	–	178
Molybdenum	5	70
Materials and supplies	11,035	13,817
	$19,883	$21,792

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	MINERAL PROPERTY INTERESTS, PLANT AND EQUIPMENT

Plant and equipment – Gibraltar Mine

		March 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Buildings and equipment	$4,711	$2,170	$2,541	$6,281	$2,807	$3,474
Mine equipment	70,019	8,830	61,189	93,043	11,265	81,778
Plant and equipment	78,500	5,697	72,803	104,449	6,824	97,625
Vehicles	2,142	1,266	876	2,856	1,593	1,263
Computer equipment	2,543	2,372	171	3,390	3,130	260
Social assets	301	–	301	402	–	402
Deferred pre-stripping costs	39,401	4,831	34,570	52,535	5,307	47,228
Construction in progress	51,051	–	51,051	60,616	–	60,616
Assets under capital lease	13,666	341	13,325	18,222	333	17,889
Asset retirement costs	282	–	282	62	–	62
Net asset retirement
obligation adjustment	(4,133)	–	(4,133)	(5,608)	–	(5,608)
Total Gibraltar Mine	$258,483	$25,507	$232,976	$336,248	$31,259	$304,989

Other equipment and
leasehold improvements	$925	$230	$695	$423	$207	$216

Total mineral property interests			26,567			32,631

Mineral properties, plant and equipment			$260,238			$337,836

As at March 31, 2010, approximately $51,051 (December 31, 2009 – $60,616) of plant and equipment is under construction related to the Company’s expansion activities and not being amortized.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended March 31,
Transactions:	2010	2009
Hunter Dickinson Services Inc.
Services rendered to the Company and its subsidiaries and
reimbursement of third party expenses	$582	$752

	As at	As at
Due to:	March 31, 2010	December 31, 2009
Hunter Dickinson Services Inc.	$264	$13

(a) Hunter Dickinson Services Inc. ("HDSI")

HDSI is a private company which until recently was owned equally by eight public companies, one of which was Taseko. During the period, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. Transactions with HDSI are reflected in the Company’s general and administration expenses and are measured at the exchange amount based on the agreement. Advances are interest bearing and due on demand.

(b) Management Fee

Under the terms of the Joint Venture Operating Agreement, the Joint Venture will pay a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar Mine. Since the Joint Venture only commenced as at March 31, 2010, the Company has not earned any management fees during the period.

(c) Investment in Common Shares

The Company also has an investment in common shares of Continental as described in note 5.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

9.	LONG-TERM LOAN OBLIGATIONS

Future obligations under capital leases and long-term loans are as follows:

As at March 31, 2010	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$2,608	$1,519	$4,127
2011	3,200	2,026	5,226
2012	3,161	3,532	6,693
Thereafter until 2013	1,959	–	1,959
Total payments	$10,928	$7,077	$18,005
Less: interest portion	(1,080)	(914)	(1,994)
Present value of obligations	$9,848	$6,163	$16,011
Current portion	(2,856)	(1,557)	(4,413)
Non-current portion	$6,992	$4,606	$11,598

As at December 31, 2009	Capital Lease	Long-Term	Total Long-Term
	Obligations (a)	Equipment Loan (b)	Loan Obligations
2010	$4,543	$2,701	$7,244
2011	4,266	2,701	6,967
2012	4,215	4,710	8,925
Thereafter until 2013	2,612	–	2,612
Total payments	$15,636	$10,112	$25,748
Less: interest portion	(1,648)	(1,402)	(3,050)
Present value of obligations	$13,988.	$8,710	$22,698
Current portion	(3,750)	(2,032)	(5,782)
Non-current portion	$10,238	$6,678	$16,916

(a) Capital Lease Obligations

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments with fixed interest rates. The capital lease obligations bear fixed interest rates at 5.93% - 8.80% per annum.

(b) Long-term Equipment Loan

The Company has 36-month term equipment loan agreements to finance the purchase of equipment for the Gibraltar Mine. The loans are secured by the underlying equipment at the Gibraltar Mine.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The equipment loans are repayable commencing one month after inception in 35 equal monthly installments in the amount of $169 until 2012. The last installment is payable in 2012 in the amount of $2,131. The equipment loans bear a fixed interest rate at 8.6% per annum.

10.	RESTRICTED CASH

During the period, the Company pledged $1,539 (US$1,500) as a cash collateral in favour of Investec Bank plc (“Investec”) as security in relation to the Company’s producer put and call option contract with Investec (note 12).

During the prior year, the Company pledged $3,153 (US$3,000) as a cash collateral in favour of Credit Suisse to obtain a waiver on a certain clause in the term facility agreement with Credit Suisse. During the period, these funds were released from restriction due to the prepayment of the term facility (note 11).

11.	LONG-TERM CREDIT FACILITY

In February 2009, the Company entered into and drew upon a US$30,000 36-month term facility agreement (the “Facility”) with Credit Suisse. In September 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc (“Investec”) amended the Facility to increase the existing Facility by an additional US$20,000 and the Company drew an additional US$20,000. Under the amended facility agreement, the US$50,000 Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4,167 until February 2012. The Facility bore interest at LIBOR plus 5 percent which was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements included certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement (note 14(b) and (c)) in addition to a corporate guarantee.

During the period, the Company prepaid the Facility. A loss of $834 was recorded in the Company’s statement of operations as a result of the early pre-payment of the Facility. The continuity of the Facility is as follows:

March 31, 2010
Beginning of period	$51,505.
Accretion for the period	211
Foreign exchange loss (gain)	(1,760)
Prepayment of Facility	(50,790)
Loss on prepayment of facility	834
End of period	$–

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Consistent with the Company's existing strategy to manage its operating margins effectively in volatile copper markets, the Company entered into producer put and call option contracts for approximately 50% of its targeted copper production to the end of 2010. Contracts outstanding at March 31, 2010 are as follows:

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

	Floor Price	Cap Price	Purchased metric
Contract Period	US$/lb	US$/lb	tonnes (mt) of copper
March 2010	$ 2.00	$ 2.61	1,500
April to May 2010	$ 2.15	$ 2.73	3,000
June to December 2010	$ 2.50	$ 3.95	10,500

Under the terms of the contract, the Company will receive the prevailing market copper price while within the price range. Should the market price be outside the price range, the Company will receive a minimum of the floor price or a maximum of the cap price if the market price is below the floor price and above the cap price, respectively.

For accounting purposes, the Company determined that these contracts are derivative financial instruments that should be measured at fair value at each reporting date with all changes in fair value included in the net earnings (loss) in the period in which they arise. During the period ended March 31, 2010, the Company recorded a mark-to-market net loss of $170 of which $7,661 (paid or accrued) was realized during the period ended March 31, 2010. The Company recorded an unrealized gain of $7,491 on contracts outstanding as at March 31, 2010.

The fair value of contracts outstanding at March 31, 2010 is as follows:

Option	Strike Price	Notional Quantity	Due Date	Fair Value
	US$/lb	mt of copper		(Liability)/Asset
				US$
Call option	$ 2.61	1,500	Mar 31, 2010	$(2,542)
Call option	$ 2.73	3,000	May 31, 2010	(5,192)
Call option	$ 3.95	10,500	Dec 31, 2010	(3,412)
				$(11,146)

Put option	$ 2.00	1,500	Mar 31, 2010	–
Put option	$ 2.15	3,000	May 31, 2010	–
Put option	$ 2.50	10,500	Dec 31, 2010	444
				$444

		Total Fair Value of Contracts (in USD)		$(10,702)
		Total Fair Value of Contracts (in CAD)		$(10,871)

The following table reconciles the Company’s derivative financial instruments measured at fair value from January 1, 2010 to March 31, 2010:

Fair value measurements
Balance at December 31, 2009	$18,935
Purchases
Settlements	(8,234)
Loss included in net income	170
$10,871

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

13.	ROYALTY OBLIGATIONS

	March 31, 2010	December 31, 2009
Royalty Agreement – Red Mile No. 2 LP	$57,938	$62,318
Royalty Offering – Gibraltar Royalty LP		6,511
Total royalty obligations	$57,938	$68,829

Royalty Offering – Gibraltar Royalty LP

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a production royalty for $6,511 cash.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). For the three months ended March 31, 2010, Gibraltar paid $65 to GRLP. These royalty payments were recognized as an expense during the period.

The Company classified the principal balance of royalty obligation as a current financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units during the period from March 1, 2010 to December 31, 2012 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value during the period from April 1, 2012 to December 31, 2012. However, this “put” right was subject to the Company's pre- emptive right to exercise the "call" in advance of any "put" being exercised and completed.

During the period, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company. The 1,556,355 shares were recorded at $7,813 in the Company’s accounts to settle the carrying value of royalty obligation in the amount of $6,511. A premium of $1,302 was recorded in the Company’s statement of operations as a result of the exercise of the call option.

14.	COMMITMENTS

	(a)	Advances for equipment

As at March 31, 2010, the Company paid $2,566 in advance deposits for equipment to be received in subsequent periods, of which $840 has been classified as current. The Company is further committed to equipment purchases in relation to its expansion activities in the amount of $16,761.

	(b)	Treatment and refining agreement

The Company has an agreement with MRI Trading AG (“MRI”), a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing copper concentrate until December 31, 2014. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

TASEKO MINES LIMITED
Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2010 and 2009
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c) Off-Take Agreement

As part of the Joint Venture Formation Agreement, the Company entered into an off-take agreement with Cariboo for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, the Company has secured long-term and fixed rates for processing copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

15.	SUPPLEMENTARY CASH FLOW DISCLOSURES

In addition to the non-cash operating, financing and investing activities primarily disclosed, the Company’s non-cash operating, financing and investing activities were as follows:

	March 31,	March 31,
	2010	2009
Shares issued for donation	$503	$-
Shares issued for redemption of royalty obligation	$7,813	$-
Fair value of stock options transferred to share capital from contributed surplus on exercise of options	$1,375	$-

16.	SUBSEQUENT EVENT

Subsequent to period end on May 12, 2010, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity Project. Commencing with the construction of the Prosperity Mine, the Company will receive from Franco-Nevada funding totaling US$350,000. Upon delivery of the gold to Franco Nevada, once Prosperity is in production, a fixed price payment will be made to the Company equal to the lesser of US$400/oz. and the spot price at the time of sale (subject to a 1.0 % annual compounding adjustment starting in the 4th anniversary of the Arrangement.

Under the terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil. The Deposit will be reduced by an amount equal to the difference between the spot price of gold and the US$400/oz. per ounce fixed price and multiplied by the total ounces of gold delivered to Franco-Nevada. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Franco-Nevada.